UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING STOCK REPURCHASES AND DIVIDEND FORECAST FOR THE YEAR ENDING MARCH 31, 2015

On May 13, 2014, the registrant filed with the Tokyo Stock Exchange a notice concerning its board of directors’ authorization of repurchases of shares of its common stock and dividend forecast for the fiscal year ending March 31, 2015. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: May 13, 2014

May 13, 2014

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

NOTICE REGARDING STOCK REPURCHASES AND

DIVIDEND FORECAST FOR THE YEAR ENDING MARCH 31, 2015

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces that, at a meeting of its board of directors held today, NTT authorized the repurchase of shares of its common stock and forecast its dividends per share for the fiscal year ending March 31, 2015.

1.	Authorization of Stock Repurchases

(Under the provisions of NTT’s Articles of Incorporation pursuant to Paragraph 2, Article 165 of the Corporation Law of Japan)

(1)	Reasons for Stock Repurchases:

To improve capital efficiency and to implement NTT’s capital policy in light of fluctuations in supply of and demand for NTT stock.

(2)	Details of Repurchases:

(i) Total number of shares to be repurchased:	Up to 44 million shares of common stock (Ratio to the number of outstanding shares: 3.96%)

(ii) Aggregate repurchase amount:	Up to 250 billion yen

(iii) Period for repurchases:	July 1, 2014 ~ March 31, 2015

(iv) Method of repurchases:	Through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3) (Planned)

(For reference) Number of shares of treasury stock (as of March 31, 2014):

Number of outstanding shares:	1,110,046,428 shares
Number of shares of treasury stock:	26,650,807 shares

2.	Increase in Dividends for the Year Ending March 31, 2015 (Forecasts)
Dividends per Share

	Interim Dividend	Year-end Dividend	Annual Total
Year Ending March 31, 2015 (forecasts)	90 yen	90 yen	180 yen
Year Ended March 31, 2014 (reference)	80 yen (distributed in December 2013)	90 yen	170 yen

For further inquiries, please contact: Takuro Hanaki Investor Relations Office Finance and Accounting Department Nippon Telegraph and Telephone Corporation TEL: +81-3-6838-5481